UNITED STATES
                          SECURITIES AND EXCHANGE COMMISSION
                                WASHINGTON D.C.  20549


                                     SCHEDULE 13D


                      Under the Securities Exchange Act of 1934
                                  (Amendment No. 6)*


                                  SENECA FOODS, INC.
         --------------------------------------------------------------------
                                   (Name of Issuer)

                         CLASS B COMMON STOCK, $.25 PAR VALUE
         --------------------------------------------------------------------
                            (Title of Class of Securities)

                                     817 070 105
         --------------------------------------------------------------------
                                    (CUSIP Number)

                              Edwin S. Marks, President
                                      CMCO, Inc.
                                 135 East 57th Street
                            New York, New York 10022-2032
                                    (212) 909-8400
         --------------------------------------------------------------------
             (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices and Communications)

                                   December 1, 1995
         --------------------------------------------------------------------
               (Date of Event which Requires filing of this Statement)

       If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

       Check the following box if a fee is being paid with the statement [ ].


                                  Page 1 of 9 pages

                                     SCHEDULE 13D

     CUSIP NO.  817 070 105                             PAGE 2 OF 9 PAGES
                -----------                                 ---  ---
     -------------------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CMCO, INC.
     -------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]
                                                                      (b) [ ]
     -------------------------------------------------------------------------
     3         SEC USE ONLY
     -------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
     -------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                             [ ]

     -------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
     -------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

     SHARES                        232,568 shares of Class B Common Stock.
                    ----------------------------------------------------------
     BENEFICIALLY   8    SHARED VOTING POWER

     OWNED BY                      -0-
                    ----------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER

     REPORTING                     232,568 shares of Class B Common Stock.
                    ----------------------------------------------------------
     PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   -0-
     -------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    232,568 shares of Class B Common Stock.
     -------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                           [ ]
     -------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.32%
     -------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    CO
     -------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

     CUSIP NO.  817 070 105                             PAGE 3 OF 9 PAGES
                -----------                                 ---  ---
     -------------------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Edwin S. Marks
     -------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]
                                                                      (b) [ ]
     -------------------------------------------------------------------------
     3         SEC USE ONLY
     -------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF
     -------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                              [ ]

     -------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
     -------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

     SHARES                        135,500 shares of Class B Common Stock.
                    ----------------------------------------------------------
     BENEFICIALLY   8    SHARED VOTING POWER

     OWNED BY                      327,088 shares of Class B Common Stock.
                    ----------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER

     REPORTING                     135,500 shares of Class B Common Stock.
                    ----------------------------------------------------------
     PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   327,088 shares of Class B Common Stock.
     -------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    462,588 shares of Class B Common Stock.
     -------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            [ ]
     -------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    16.54%
     -------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
     -------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

     CUSIP NO.  817 070 501                             PAGE 4 OF 9 PAGES
                -----------                                 ---  ---
     -------------------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    CMCO, INC.
     -------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a) [x]
                                                                      (b) [ ]
     -------------------------------------------------------------------------
     3         SEC USE ONLY
     -------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    N/A
     -------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                             [ ]
     -------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    New York
     -------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

     SHARES                        232,568 shares of Class A Common Stock.
                    ----------------------------------------------------------
     BENEFICIALLY   8    SHARED VOTING POWER

     OWNED BY                      -0-
                    ----------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER

     REPORTING                     232,568 shares of Class A Common Stock.
                    ----------------------------------------------------------
     PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   -0-
     -------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    232,568 shares of Class A Common Stock.
     -------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                            [ ]
     -------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    8.32%
     -------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    CO
     -------------------------------------------------------------------------
                         *SEE INSTRUCTIONS BEFORE FILLING OUT!

     CUSIP NO.  817 070 501                             PAGE 5 OF 9 PAGES
                -----------                                 ---  ---
     ------------------------------------------------------------------------
     1         NAME OF REPORTING PERSON
               S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                    Edwin S. Marks
     ------------------------------------------------------------------------
     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*     (a) [x]
                                                                     (b) [ ]
     ------------------------------------------------------------------------
     3         SEC USE ONLY
     ------------------------------------------------------------------------
     4         SOURCE OF FUNDS*

                    PF
     ------------------------------------------------------------------------
     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEMS 2(d) or 2(E)                            [ ]
     ------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                    USA
     ------------------------------------------------------------------------
     NUMBER OF      7    SOLE VOTING POWER

     SHARES                        134,500 shares of Class A Common Stock.
                    ---------------------------------------------------------
     BENEFICIALLY   8    SHARED VOTING POWER

     OWNED BY                      343,088 shares of Class A Common Stock.
                    ---------------------------------------------------------
     EACH           9    SOLE DISPOSITIVE POWER

     REPORTING                     134,500 shares of Class A Common Stock.
                    ---------------------------------------------------------
     PERSON WITH    10   SHARED DISPOSITIVE POWER

                                   343,088 shares of Class A Common Stock.
     ------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                    477,588 shares of Class A Common Stock.
     ------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                           [ ]
     ------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                    17.08%
     ------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                    IN
     ------------------------------------------------------------------------
                        *SEE INSTRUCTIONS BEFORE FILLING OUT!

               This Amendment No. 6 is being filed by CMCO, Inc. (formerly Carl Marks & Co. Inc.) ("CMCO") and Edwin S. Marks ("Marks") (CMCO and Marks sometimes collectively the "Filing Persons"). CMCO had filed an initial
     Schedule 13D reporting its interests in the Common Stock, $.25 par value (the "Seneca Common Stock"), and amendments thereto, with the last amendment being Amendment No. 5, dated March 1, 1995. Marks had filed an initial Schedule 13D, dated April 2, 1991 reporting his interests in the Seneca Common Stock. Because of the relationship between CMCO and Marks, they decided to report jointly their interests in Seneca Common Stock. Except to the extent set forth in this Amendment, the information in the prior filings by the respective Filing Persons remains in effect.

     ITEM 1.  SECURITY AND ISSUER.
              -------------------
               The title of the class of equity securities to which this
     Schedule 13D relates is Class B common stock, $.25 par value per share (the "Class B Common Stock"), of Seneca Foods, Inc. (formerly Seneca Foods Corporation), a New York corporation ("Seneca"), whose principal office is located at 1162 Pittsford, Victor Road, Pittsford, New York 14534.

               At October 17, 1995, pursuant to a recapitalization, an equal number of shares 1:1 was distributed of Seneca Class B Common Stock and Seneca Class A Common Stock for each previously outstanding share of Seneca Common Stock. Each share of Seneca Class B Common Stock has the right to one vote per share and each share of Seneca Class A Common Stock has the right to one-twentieth (1/20) of a vote per share. The Filing Persons previously reported their beneficial ownership in Seneca Common Stock. The Filing Persons are filing information as to the Seneca Class A Common Stock in this report with the Seneca Class B Common Stock because of the limited voting rights of the Seneca Class A Common Stock.

     ITEM 2.  IDENTITY AND BACKGROUND.
              -----------------------

               (a) The names of the persons filing this Schedule are CMCO, Inc. and Edwin S. Marks.

     ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.
              -------------------------------------------------

               Marks used his personal funds to purchase the 3,000 shares of Seneca Class B Common Stock at $16.75 per share for a total expenditure of $50,250. See Item 4 of this Report.

               Marks used his personal funds to purchase the 2,000 shares of Seneca Class A Common Stock at $15.625 per share for a total expenditure of $31,250.
                                      - 6 -

               Nancy Marks used her personal funds to purchase the 10,000 shares of Seneca Class A Common Stock at $16.00 per share for a total expenditure of $160,000.

               Marks' Daughters used their personal funds to purchase the 6,000 shares of Seneca Class A Common Stock at $15.625 per share for a total expenditure of $93,750.

     ITEM 4.  PURPOSE OF TRANSACTION.
              ----------------------

               Item 4 is amended by addition of the following:

               At December 1, 1995, Marks, in his individual capacity, purchased 3,000 shares of Seneca Class B Common Stock.

     ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.
              ------------------------------------

               Item 5 is amended by addition of the following:

               (a) At December 1, 1995, CMCO beneficially owned 232,568 shares of Seneca Class B Common stock. This represented approximately 8.32% of the 2,796,555 outstanding Seneca Class B Common Stock.

               At December 1, 1995, CMCO beneficially owned 232,568 shares of Seneca Class A Common Stock which it received by reason of the recapitalization on October 17, 1995. This represents approximately 8.32% of outstanding Seneca Class A Common Stock.

               At December 1, 1995, Marks beneficially owned 462,588 shares of Seneca Class B Common Stock, comprising approximately 16.54% of the outstanding shares, which included 94,520 shares of Seneca Class B Common Stock beneficially owned by his wife Nancy A. Marks and 232,568 shares of Seneca Class B Common Stock beneficially owned by CMCO. Marks disclaims the beneficial ownership of all Seneca stock owned by his wife.

               At December 1, 1995, Marks beneficially owned 477,588 shares of Seneca Class A Common Stock, comprising approximately 17.08% of the outstanding shares, which included 104,520 shares of Seneca Class A Common Stock beneficially owned by his wife Nancy A. Marks, 232,568 shares of Seneca Class A Common Stock beneficially owned by CMCO, and 6,000 shares of Seneca Class A Common Stock beneficially owned by his daughters (collectively, "Daughters"), each of whom owns 2,000 shares of Seneca Class A Common Stock. By reason of the recapitalization distribution, Marks received 132,500 shares of Class A Common Stock. Marks purchased an additional 2,000 shares of Seneca Class A Common Stock for a total of 134,500 shares. Marks disclaims the beneficial ownership of all Seneca stock owned by his wife and Daughters.

               (b) CMCO has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 232,568 shares of Seneca Class B Common Stock. These powers would be exercised for CMCO by its executive officers or the Board of Directors.

               Marks has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 135,500 shares of Seneca Class B Common Stock. He shares such powers to vote and to dispose of 327,088 shares of Seneca Class B Common Stock, consisting of 94,520 shares of which he shares such powers with his wife and of 232,568 shares by virtue of being President of CMCO.

               CMCO has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 232,568 shares of Seneca Class A Common Stock. These powers would be exercised for CMCO by its executive officers or the Board of Directors.

               Marks has the sole power to vote or to direct the vote and the sole power to dispose or to direct the disposition of 134,500 shares of Seneca Class A Common Stock. He shares such powers to vote and to dispose of 343,088 shares of Seneca Class A Common Stock, consisting of 104,520 shares of which he shares such powers with his wife, 6,000 shares of which he shares such powers with his Daughters, and of 232,568 shares by virtue of being President of CMCO.

               (c) At November 22, 1995, Nancy Marks purchased 10,000 shares of Seneca Class A Common Stock at $16.00 per share for a total expenditure of $160,000. Marks has discretionary authority over his wife's Seneca Class A Common Stock.

               At November 27, 1995, Marks purchased 2,000 shares of Seneca Class A Common Stock at $15.625 per share for a total expenditure of $31,250.

               At November 27, 1995, Marks' Daughters each purchased 2,000 shares of Seneca Class A Common Stock at $15.625 per share for a total expenditure of $93,750. Marks has discretionary authority over his Daughters' Seneca Class A Common Stock.

               (d) No person other than the Filing Persons and the other persons referred to in this Item 5 is known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the shares of Seneca Common Stock listed in this Item 5.

               (e)  Not applicable.

                                      SIGNATURES
                                      ----------

               After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

     Date:  December 12, 1995


                                          CMCO, INC.


                                          By: /s/ David F. Shnitkin
                                             -------------------------


                                           /s/ Edwin S. Marks
                                          ----------------------------
                                              EDWIN S. MARKS